September 21, 2018
ROBERT A. FREEDMAN		EMAIL: RFREEDMAN@FENWICK.COM DIRECT DIAL: +1 (650) 335-7292

VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Jay Ingram, Legal Branch Chief Sergio Chinos, Staff Attorney
Jenn Do, Staff Accountant
Al Pavot, Staff Accountant

Re:	Upwork Inc. Registration Statement on Form S-1 filed on September 6, 2018 File No. 333-227207

Ladies and Gentlemen:

In this letter, we are responding on behalf of Upwork Inc. (the “Company”) to the comment of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated September 18, 2018 (the “Letter”) with respect to the Registration Statement on Form S-1 (File No. 333-227207) filed by the Company with the Commission on September 6, 2018 (the “Registration Statement”). We are also concurrently transmitting herewith Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which has been updated to reflect the proposed terms for the Company’s initial public offering (the “Offering”) and to update certain other disclosures. For the convenience of the Staff, we are also sending, by overnight courier, copies of this letter and copies of Amendment No. 1 in paper format marked to show changes from the Registration Statement as filed. The numbered paragraph below corresponds to the numbered comment in the Letter and the Staff’s comment is presented in bold italics.

Form S-1 Filed September 6, 2018

General

1.

We note that the registration statement has been amended to include the offering of shares of common stock by selling stockholders. Please tell us whether the shares being offered by the selling stockholders have been issued and are currently outstanding. If not, please discuss the circumstances relating to how and when these shares will be issued to the selling stockholders and advise of the exemption from registration relied upon for the issuance.

U.S. Securities and Exchange Commission

Division of Corporation Finance

September 21, 2018

The Company advises the Staff that of the 5,453,297 shares of the Company’s common stock (“Common Stock”) to be sold by selling stockholders in the Offering, assuming no exercise of the underwriters’ option to purchase additional shares, 102,235 shares will be sold upon the exercise of options (“Options”) to purchase shares of Common Stock (the “Option Shares”). No Option Shares will be sold upon an exercise of the underwriters’ option to purchase additional shares. The Option Shares are not currently issued and outstanding, and will be issued and outstanding upon their exercise concurrent with the pricing of the Offering. The three selling stockholders that are exercising Options are current employees of the Company and the Options and Option Shares are and will be issued pursuant to the Company’s existing equity-based compensation plans in reliance on Rule 701 promulgated under the Securities Act of 1933, as amended.

* * * * * * *

U.S. Securities and Exchange Commission

Division of Corporation Finance

September 21, 2018

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (650) 335-7292, or, in his absence, either Gordon K. Davidson at (650) 335-7237 or Ran Ben-Tzur at (650) 335-7613.

Sincerely,

FENWICK & WEST LLP

/s/ Robert A. Freedman

Robert A. Freedman

cc:	Stephane Kasriel, President and Chief Executive Officer

Brian Kinion, Chief Financial Officer

Brian Levey, Chief Business Affairs and Legal Officer

Upwork Inc.

Gordon K. Davidson

Ran D. Ben-Tzur

Fenwick & West LLP

Robert G. Day

Rezwan D. Pavri

Andrew T. Hill

Wilson Sonsini Goodrich & Rosati, P.C.